SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

     ----------------------------------------------------------------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION STATEMENTS PURSUANT TO RULE 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

     ----------------------------------------------------------------------


                               HOME DIRECTOR, INC.
                               -------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    437082100
                                    ---------
                                 (CUSIP Number)

                                  July 13, 2004
                                  -------------
             (Date of event which requires filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [_] Rule 13d-1(b)

                                [x] Rule 13d-1(c)

                                [_] Rule 13d-1(d)

                         (Continued on following pages)

                               (Page 1 of 4 Pages)


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                                                                     Page 2 of 4

------- ------------------------------------------------------------------------
   1.   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Crestview Capital Master, LLC
------- ------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [_]
                                                                 (b)  [_]
------- ------------------------------------------------------------------------
   3.   SEC USE ONLY
------- ------------------------------------------------------------------------
   4.   CITIZENSHIP OR PLACE OF ORGANIZATION:
------------------------- ---- -------------------------------------------------
    NUMBER OF SHARES       5.  SOLE VOTING POWER
 BENEFICIALLY OWNED BY         2,542,374 (See Item 4)
 EACH REPORTING PERSON
          WITH
------------------------- ---- -------------------------------------------------
                           6.  SHARED VOTING POWER (See Item 4)
------------------------- ---- -------------------------------------------------
                           7.  SOLE DISPOSITIVE POWER 2,542,374 (See Item 4)
------------------------- ---- -------------------------------------------------
                           8.  SHARED DISPOSITIVE POWER (See Item 4)
-------- -----------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         14.7%
-------- -----------------------------------------------------------------------
   10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

         CERTAIN SHARES                                              [_]
-------- -----------------------------------------------------------------------
   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.7%
-------- -----------------------------------------------------------------------
   12.   TYPE OF REPORTING PERSON: PN
-------- -----------------------------------------------------------------------


ITEM 1(a).   NAME OF ISSUER.

             Home Director, Inc.

ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
             2525 Collier Canyon Road, Livermore, CA 94511

ITEM 2(a).   NAME OF PERSON FILING.
             Crestview Capital Master, LLC

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE. 95 Revere Drive, Suite A
             Northbrook, IL 60062

ITEM 2(c).   CITIZENSHIP.

ITEM 2(d).   TITLE OF CLASS OF SECURITIES.
             Common Stock

ITEM 2(e).   CUSIP NUMBER.
             437082100

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                                                                     Page 3 of 4


ITEM 3.      IF   THIS   STATEMENT  IS  FILED  PURSUANT  TO  RULES  13D-1(B)  OR
             13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

             Not applicable.

ITEM 4.      OWNERSHIP.

             The information contained in Items 5 though 11 on the cover pages hereto is incorporated herein by reference. On July 13, 2004, the Reporting Person purchased 1,271,187 shares of Common Stock and three year warrants to purchase 1,271,187 shares of Common Stock from the Company in a private placement. Crestview Capital Partners, LLC controls Crestview Capital Master, LLC. The power to vote or dispose of the shares beneficially owned by Crestview Capital Master, LLC is shared by Stewart Flink, Richard Levy, Robert Hoyt and Daniel Warsh, each of whom disclaim beneficial ownership of the shares of Common Stock beneficially owned by Crestview Capital Master, LLC. For purposes of this statement, the Reporting Person is reporting that:

             (i) The aggregate amount of Common Stock beneficially owned by the Reporting Person is 2,542,374 shares.

             (ii) The aggregate percentage of the Common Stock beneficially owned by the Reporting Person is approximately 14.7%.

             (iii) The aggregate number of shares of Common Stock which the Reporting Person has sole power to vote or direct the vote of is 2,542,374.

             (iv) The aggregate number of shares of Common Stock which the Reporting Person has sole power to dispose or to direct the disposition of is 2,542,374.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
             Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
             Not applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
             Not applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.
             Not applicable.

ITEM 10.     CERTIFICATION.
             By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   Date:   September 1, 2004

                                                   CRESTVIEW CAPITAL MASTER, LLC


                                                   By: /s/ Richard Levy
                                                       -------------------------
                                                       Name: Richard Levy
                                                       Title: Managing Partner